JBS USA Holdings, Inc. 1770 Promontory Circle Greeley, Colorado 80634 (970) 506-8000	December 30, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	JBS USA Holdings, Inc.
Request to Withdraw Registration Statement on Form S-1
File No. 333-160739

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), JBS USA Holdings, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 (File No. 333-160739), originally filed on July 22, 2009, together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date hereof. The Company is requesting such withdrawal as it does not intend to pursue the contemplated public offering at the current time. No securities were sold or will be sold under the Registration Statement. The Registration Statement has not been declared effective by the Commission.

Pursuant to paragraph (b) of Rule 477 of the Securities Act, the Company understands that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

Please send copies of the written order granting withdrawal of the Registration Statement to André Nogueira de Souza, Chief Financial Officer, and William G. Trupkiewicz, Corporate Secretary and Chief Accounting Officer, JBS USA Holdings, Inc., 1770 Promontory Circle, Greeley, Colorado 80634, facsimile number (970) 506-8000, with a copy to John R. Vetterli, White & Case LLP, 1155 Avenue of the Americas, New York, New York 10036, facsimile number (212) 354-8113.

Thank you for your assistance with this application for withdrawal. If you have any questions or require any further information, please contact John R. Vetterli at (212) 819-8816.

Very truly yours,

JBS USA Holdings, Inc.

By:	/s/ WILLIAM G. TRUPKIEWICZ
Name:	William G. Trupkiewicz
Title:	Corporate Secretary and Chief Accounting Officer

cc:	John R. Vetterli, White & Case LLP